AG SERVICES OF AMERICA, INC

                                        EXHIBIT 99.1

                                   FOURTH QUARTER AND YEAR
                                  END RESULTS PRESS RELEASE
























                                      - 25 -

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Contact: Brad Schlotfeldt
Ag Services of America, Inc.        2302 West 1st Street
Phone (319) 277-0261                Thunder Ridge Court
Fax (319) 277-0144                  Cedar Falls, IA 50613
Email bschlotf@agservices.com       NYSE: ASV

NEWS RELEASE


          Twelfth Consecutive Year of Record Revenue and Eanrings
                       For Ag Services of America

Cedar Falls, IA, March 29, 2000 - Ag Services of America, Inc.
(NYSE: ASV) today announced record net revenue and earnings for fiscal 2000 through expansion into new geographic regions and further penetration in existing market areas. Net revenues increased 31% to $294.5 million for fiscal 2000 as compared to $223.8 million in fiscal 1999. Net income from continuing operations reached record levels increasing 20% to $8.1 million, or $1.48 per diluted share, compared to $6.7 million, or $1.24 per diluted share a year ago.

Management's decision to close the retail service centers in Northwestern Illinois resulted in a one time charge of $0.05 per share on a diluted basis in the fourth quarter of fiscal 2000. The closure of these retail facilities resulted in a loss from discontinued operations of $469,000, or $0.08 per diluted share for fiscal 2000, compared to $245,000, or $0.04 per diluted share for fiscal 1999. The inability to maintain a profitable customer base, increasing competition, and the option to forego the purchase of the facilities led management to cease these operations. Giving effect to the loss on discontinued operations, fiscal 2000 earnings were $7.6 million, or $1.40 per diluted share, which was an increase of 17% from $6.5 million, or $1.20 per diluted share a year ago.

Fourth quarter net revenue increased 22.3% to $ 46.2 million in fiscal 2000 compared to $ 37.8 million for the fourth quarter one year ago. Net income from continuing operations for the fourth quarter of fiscal 2000 increased 11.4% to $538,536, $0.10 per diluted share, compared to $483,560 or $0.09 per diluted share, for the same period last year. Given the loss on discontinued operations from the retail facilities in Illinois, fourth quarter diluted earnings per share were $0.03 for fiscal 2000 compared to $0.07 for one year ago.

We are pleased to report record net revenues and earnings for the twelfth consecutive year, stated Brad Schlotfeldt, Vice-President Finance. Fiscal 2000 was an extremely challenging and rewarding year in which the company accomplished many of our internal goals by increasing our customer base by 24%, expanding our geographic presence, increasing our asset backed securitization program 34% to $275 million and releasing PowerFarm.com, a fully functional one-stop-shop for agricultural e-commerce and information.

PowerFarm.com was initiated to capitalize on the Company's business model developed over the last 15 years. PowerFarm.com business model includes the support of national agricultural seed and crop protection companies, internal agronomic professionals and input financing. Companies supporting PowerFarm today include American Cyanamid, Asgrow, Bayer, Garst, Gutwein, Monsanto, Novartis, Stine, Valent, Wilson and Zeneca.

PowerFarm's impact on fiscal year earnings resulted in a decline of approximately $0.02 per share on a diluted basis. PowerFarm's results included expenses related to infrastructure and web site development and the ongoing operations of PowerFarm.

Looking forward to fiscal 2001, applications and approvals are currently below management's expectations due to increased competition from banks. The application process, however, is not complete and management expects fiscal 2001 results to be on the low end of targeted growth objectives of 20% to 25% for both revenue and earnings before giving any consideration for PowerFarm.com.

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. This release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. The factors that could cause actual results to differ materially, include the following: general economic conditions within the agricultural industry; competitive factors and pricing pressures; changes in product mix; changes in the seasonality of demand patterns; changes in weather conditions; changes in agricultural regulations; unknown risks; the amount and availability under its asset backed securitization program; and the risks described from time to time in the Company's SEC reports.

Ag Services of America, Inc., which operates Powerfarm.com, is based in Cedar Falls, Iowa, and is a competitive supplier of input financing and agricultural inputs, including seed, chemicals, fertilizer and cash advances to primarily corn and soybean growers in the U.S. ASV's one-stop shopping business model includes competitive and flexible financing packages through its AgriFlex Credit program combined with the most comprehensive offering of agricultural inputs from national sources such as American Cyanamid, Asgrow, Bayer, Dekalb, Dow Chemical, DuPont, Garst, Monsanto, Novartis, Pioneer Hi-Bred, and Zeneca. ASV finances AgriFlex Credit with a $275 million securitization program that is structured and guaranteed by MBIA Insurance Corporation. ASV protects its receivables by requiring multi-peril crop insurance, the first lien on the crop, assignment of all government payments and additional collateral (preferably land) if necessary. The Company also provides ancillary services such as crop insurance, crop scouting and grain marketing.

                                             (Unaudited)                 (Unaudited)
                                        Three Months Ended                Year Ended
                                   --------------------------   --------------------------
                                   February 29,  February 28,   February 29,  February 28,
                                      2000          1999           2000          1999
                                   -----------   ------------   ------------  ------------
                                               (In thousands except per share amounts)

Net revenue:
 Farm inputs                           $41,473       $34,527       $269,403      $204,133
 Financing                               4,737         3,265         25,067        19,680
                                      ---------     ---------      ---------     ---------
   Net revenue                         $46,210       $37,792       $294,470      $223,813
                                      ---------     ---------      ---------     ---------

Cost of revenue:
 Farm inputs                           $39,216       $32,402       $253,474      $191,648
 Financing                               2,335         1,505         12,062         9,309
 Provision for doubtful notes              869           701          5,421         4,021
                                      ---------     ---------      ---------     ---------
   Net cost of revenue                 $42,420       $34,610       $270,957      $204,978
                                      ---------     ---------      ---------     ---------

Gross profit:
 Farm inputs                            $2,257        $2,125        $15,929       $12,485
 Financing                               2,402         1,760         13,005        10,371
 Provision for doubtful notes             (869)         (701)        (5,421)       (4,021)
                                      ---------     ---------      ---------     ---------
   Gross margin                         $3,790        $3,184        $23,513       $18,835
                                      ---------     ---------      ---------     ---------

Operating expenses                       2,896         2,424         10,556         8,374
                                      ---------     ---------      ---------     ---------
Income from contuining operations
 before income taxes                      $894          $760        $12,957       $10,461

Income taxes                               356           276          4,877         3,722
                                      ---------     ---------      ---------     ---------

Income from continuing operations         $538          $484         $8,080        $6,739

Discontinued operations                   (347)         (103)          (469)         (246)
                                      ---------     ---------      ---------     ---------

Net income                                $191          $381         $7,611        $6,493
                                      =========     =========      =========     =========

Earnings per share - Basic:
 Income from continuing operations       $0.10         $0.09          $1.54         $1.29
 Discontinued operations                ($0.07)       ($0.02)        ($0.09)       ($0.04)
                                      ---------     ---------      ---------     ---------
 Net Income                              $0.03         $0.07          $1.45         $1.25
                                      =========     =========      =========     =========

Earnings per share - Diluted:
 Income from continuing operations       $0.10         $0.09          $1.48         $1.24
 Discontinued operations                ($0.07)       ($0.02)        ($0.08)       ($0.04)
                                      ---------     ---------      ---------     ---------
 Net Income                              $0.03         $0.07          $1.40         $1.20
                                      =========     =========      =========     =========

Weighted average shares:
 Basic                               5,240,865     5,211,271      5,232,895     5,203,976
 Diluted                             5,471,394     5,422,499      5,453,478     5,430,781

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